Hanwha SolarOne Obtains US$ 180 Million Term Loan Facility

Led By The Korea Development Bank, Standard Chartered Bank

(Hong Kong) Limited, and KEB Asia Finance Limited

SHANGHAI, April 26, 2012 /PRNewswire/ -- Hanwha SolarOne Co., Ltd. ("SolarOne" or the "Company") (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic cells and modules, has obtained, through the Company’s wholly owned subsidiary

Hanwha SolarOne Hong Kong Limited, a three-year US$180 million syndicated term loan facility led by The Korea Development Bank, Standard Chartered Bank (Hong Kong) Limited, KEB Hong Kong Branch, KDB Asia Limited, and KEB Asia Finance Limited. The loans will be denominated in U.S. dollar and will be guaranteed by Hanwha Chemical Corporation.

Mr. Jay SEO, Chief Financial Officer of Hanwha SolarOne, said, "This new US$180 million term

Loan facility will provide SolarOne with important additional funds to sustain further developments in technology and downstream projects, plus enhance our existing marketing and branding strategies to boost customer awareness and sales for SolarOne products. The new term loan facility will also give us additional financial flexibility in the current business environment. We are very pleased to have further diversified our banking relationships globally.”

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information, please visit: http://www.hanwha-solarone.com.

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For further information, please contact:

Hanwha SolarOne Co., Ltd.

Paul Combs

V.P. Investor Relations

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

Email: paul.combs@hanwha-solarone.com

Myung Sin Shim

Director Investor Relations

Tel: +86 21 3852 1511 / Mobile: +86 186 0174 7263

Email: Myung.Shim@hanwha-solarone.com

Christensen

Tip Fleming

Tel: +852 9212 0684

Email: tfleming@christensenIR.com

Teal Willingham

Tel: +86 131 2179 3446

Email: twillingham@christensenIR.com

Source: Hanwha SolarOne Co., Ltd.

www.hanwha-solarone.com